Exhibit 4.18

Rights and Obligations Assumption Letter

This entity, Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten, is the subsidiary established by Wuhan Qiaosheng Education Investment Co., Ltd., which is controlled by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Wuhan City at the East Lake High-tech Development Zone branch office of the Ministry of Civil Affairs on October 31, 2008. The Investor holds 75% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten

(Seal) Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten Affixed

By:	/s/ Li Qiao
Name:	Li Qiao
Title:	Legal Representative
Date:	October 22, 2018